February 5, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mary Beth Breslin Dorrie Yale Vanessa Robertson Lisa Vanjoske

Re:	Gossamer Bio, Inc.

Registration Statement on Form S-1 (File No. 333-228984)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 2,166 copies of the Preliminary Prospectus dated January 30, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, February 7, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
SVB LEERINK LLC BARCLAYS CAPITAL INC. EVERCORE GROUP L.L.C.

As representatives of the Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Greg Butz
Name: Greg Butz
Title: Managing Director

SVB LEERINK LLC

By:	/s/ Daniel Dubin
Name: Daniel Dubin
Title: Vice Chairman

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

EVERCORE GROUP L.L.C.

By:	/s/ Francois Maisonrouge
Name: Francois Maisonrouge
Title: Senior Managing Director

[Signature Page to Gossamer Bio, Inc. Acceleration Request]